EXHIBIT 99.1

Summary
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
_____________________________
Update—Routine Transaction in Own Shares announcements in the period to December 1, 2021
_____________________________

November 2, 2021	Transaction in Own Shares
November 3, 2021	Transaction in Own Shares
November 4, 2021	Transaction in Own Shares
November 5, 2021	Transaction in Own Shares
November 8, 2021	Transaction in Own Shares
November 9, 2021	Transaction in Own Shares
November 10, 2021	Transaction in Own Shares
November 11, 2021	Transaction in Own Shares
November 12, 2021	Transaction in Own Shares
November 15, 2021	Transaction in Own Shares
November 16, 2021	Transaction in Own Shares
November 17, 2021	Transaction in Own Shares
November 18, 2021	Transaction in Own Shares
November 19, 2021	Transaction in Own Shares
November 22, 2021	Transaction in Own Shares
November 23, 2021	Transaction in Own Shares
November 24, 2021	Transaction in Own Shares
November 25, 2021	Transaction in Own Shares
November 29, 2021	Transaction in Own Shares
November 30, 2021	Transaction in Own Shares
December 1, 2021	Transaction in Own Shares